UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                          GlobalSantaFe Corporation
------------------------------------------------------------------------------
                               (Name of Issuer)


                  Ordinary Shares, par value $0.01 per share
------------------------------------------------------------------------------
                        (Title of Class and Securities)


                                  G3930E101
------------------------------------------------------------------------------
                                (CUSIP Number)


                                April 20, 2005
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]    Rule 13d-1(b)

         [ ]    Rule 13d-1(c)

         [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------ ------------------------------- -----------------
CUSIP No. G3930E101            SCHEDULE 13G                    Page 2 of  7
------------------------------ ------------------------------- -----------------

----------- -------------------------------------------------------------------
   (1)      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) SFIC Holdings (Cayman), Inc.(i)

----------- -------------------------------------------------------------------
   (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
----------- -------------------------------------------------------------------
   (3)      SEC USE ONLY

----------- -------------------------------------------------------------------
   (4)      CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

----------- --------------------------------------------------------------------
                                           (5)        SOLE VOTING POWER
                                                      20,000,000
                NUMBER OF                  ---------- --------------------------
                  SHARES                   (6)        SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                  ---------- --------------------------
                   EACH                    (7)        SOLE DISPOSITIVE POWER
                REPORTING                             20,000,000
                  PERSON
                   WITH                    ---------- --------------------------
                                           (8)        SHARED DISPOSITIVE POWER

----------------------------------------------- ---------- ---------------------
   (9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             20,000,000

------------ -------------------------------------------------------------------
   (10)      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
             (See Instructions)                                 [ ]

------------ -------------------------------------------------------------------
   (11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.4%

------------ -------------------------------------------------------------------
   (12)      TYPE OF REPORTING PERSON (See Instructions)
             CO

------------ -------------------------------------------------------------------


----------------------

i SFIC Holdings (Cayman), Inc. is a wholly-owned subsidiary of Kuwait Petroleum Corporation ("KPC"). KPC is wholly-owned by the State of Kuwait. This report constitutes a joint filing on behalf of each of the reporting persons with respect to the subject securities pursuant to Rule 13d-1(k)(1) under the Securities exchange Act of 1934, as amended.

------------------------------ ------------------------------- -----------------
CUSIP No. G3930E101            SCHEDULE 13G                    Page 3 of  7
------------------------------ ------------------------------- -----------------

----------- -------------------------------------------------------------------
   (1)      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) SFIC Kuwait Petroleum Corporation(i)

----------- -------------------------------------------------------------------
   (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
----------- -------------------------------------------------------------------
   (3)      SEC USE ONLY

----------- -------------------------------------------------------------------
   (4)      CITIZENSHIP OR PLACE OF ORGANIZATION
            Kuwait

----------- --------------------------------------------------------------------
                                           (5)        SOLE VOTING POWER
                                                      20,000,000(ii)
                NUMBER OF                  ---------- --------------------------
                  SHARES                   (6)        SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                  ---------- --------------------------
                   EACH                    (7)        SOLE DISPOSITIVE POWER
                REPORTING                             20,000,000(iii)
                  PERSON
                   WITH                    ---------- --------------------------
                                           (8)        SHARED DISPOSITIVE POWER

----------------------------------------------- ---------- ---------------------
   (9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             20,000,000

------------ -------------------------------------------------------------------
   (10)      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
             (See Instructions)                                 [ ]

------------ -------------------------------------------------------------------
   (11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.4%

------------ -------------------------------------------------------------------
   (12)      TYPE OF REPORTING PERSON (See Instructions)
             CO

------------ -------------------------------------------------------------------


-------------------------------------

i SFIC Holdings (Cayman), Inc. is a wholly-owned subsidiary of Kuwait Petroleum Corporation ("KPC"). KPC is wholly-owned by the State of Kuwait. This report constitutes a joint filing on behalf of each of the reporting persons with respect to the subject securities pursuant to Rule 13d-1(k)(1) under the Securities exchange Act of 1934, as amended.

ii       All reported shares are owned by SFIC Holdings (Cayman), Inc.

iii      All reported shares are owned by SFIC Holdings (Cayman), Inc.

Item 1(a).      Name of Issuer:

                GlobalSantaFe Corporation (formerly known as Santa Fe International Corporation)

Item 1(b).      Address of Issuer's Principal Executive Offices:

                15375 Memorial Drive
                Houston, Texas 77079-4101

Item 2(a).      Name of Persons Filing:

                (i) SFIC Holdings (Cayman), Inc.
                (ii) Kuwait Petroleum Corporation

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                (i)    SFIC Holdings (Cayman), Inc.
                       c/o Kuwait Petroleum Corporation
                       P.O. Box 26565
                       13126 Safat, Kuwait
                       Attention: Chairman of the Board of Directors

                (ii)   Kuwait Petroleum Corporation
                       P.O. Box 26565
                       13126 Safat, Kuwait
                       Attention: Deputy Chairman and Chief Executive Officer

Item 2(c).      Citizenship:

                (i) SFIC Holdings (Cayman), Inc. is a Cayman Islands company
                (ii) Kuwait Petroleum Corporation is a Kuwait company

Item 2(d).      Title of Class of Securities:

                Ordinary Shares, par value $0.01 per share (the "Ordinary
                Shares")

Item 2(e).      CUSIP Number:

                G3930E101

Item 3.

       Not applicable.

Item 4.    Ownership.

     (a)      Amount Beneficially        Owned: 20,000,000 Ordinary Shares (all
                                         shares are owned by SFIC Holdings
                                         (Cayman), Inc.)

     (b) Percent of Class: 8.4%

     (c) Number of shares as to which such person has:

           (i)   Sole power to vote or to direct the vote: 20,000,000

           (ii)  Shared power to vote or to direct the vote: -0-

           (iii) Sole power to dispose or to direct the disposition of:
                 20,000,000

           (iv)  Shared power to dispose or to direct the disposition of: -0-

Item 5.         Ownership of Five Percent or Less of a Class.

           Not applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                SFIC Holdings (Cayman), Inc. is a wholly-owned subsidiary of Kuwait Petroleum Corporation.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person.

              Not applicable.

Item 8.         Identification and Classification of Members of the Group.

              Not applicable.

Item 9.         Notice of Dissolution of Group

              Not applicable.

Item 10.       Certification

              Not applicable.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   April 21, 2005
                                                   --------------
                                                   Date


                                                   SFIC HOLDINGS (CAYMAN), INC.


                                                    /s/ Nawaf Saud Al-Sabah
                                                   -------------------------
                                                   Signature
                                                   Nawaf Saud Al-Sabah
                                                   Secretary
                                                   Name/Title


                                                   KUWAIT PETROLEUM CORPORATION


                                                    /s/ Nawaf Saud Al-Sabah
                                                   -------------------------
                                                   Signature
                                                   Nawaf Saud Al-Sabah
                                                   General Counsel
                                                   Name/Title